FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

NATIONAL BANK OF GREECE S.A.

27/10/2016

PRESS RELEASE

The NBG Group completes the sale of Astir Palace Vouliagmenis S.A.

National Bank of Greece (NBG) announces the completion of the sale of its entire stake in Astir Palace Vouliagmenis S.A. (54,537,967 common shares, i.e. 67.23%) to Apollo Investment Holdco SARL via the ATHEX for a consideration of €298.8 million.

Following the successful completion of the transaction, NBG’s pro forma CET1 ratio for Q2.16 increases by approximately 46 basis points.

NBG will use the liquidity raised from the transaction to further reduce its funding from the ELA mechanism, which will have a positive impact on its cost of funding.

Regarding the Transaction, the Chair of NBG Ms. Louka Katseli made the following statement:

“For NBG, the sale of its stake in Astir has a clear strategic target: disengagement from activities unrelated to the broader financial sector — such as the tourism and hospitality sector — and full focus on its core business. The sale of Astir further strengthens the capital ratios and liquidity of the Bank.”

In his statement, the CEO of NBG Mr. Leonidas Fragkiadakis noted that:

“The closing of the sale of Astir underscores NBG’s adherence to its strategy and its commitments, as well as its tangible contribution in attracting international investors to Greece. The successful completion of the transaction signals the return of investment confidence in Greece, and we aspire to foster further investment schemes of long-term horizon and interest. NBG anticipates that the investors’ plans for the future development of Astir will promote this special tourist destination and will contribute to the development of Greek tourism and the wider economy.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: October 27th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: October 27th, 2016

Director, Financial Division